On June 19, 2008, the Board of
Trustees of the Trust unanimously
approved a Plan of Liquidation
(Liquidation Plan) on behalf of the
Capital One Louisiana Municipal
Income Fund.  At a Special Meeting of
Shareholders of the Capital One
Louisiana Municipal Income Fund held
on August 25, 2008, a proposal to
consider the Liquidation Plan was
approved.  A description of the
proposal and the number of shares
voted is as follows:

1. To consider a proposal to
liquidate and terminate the Fund, as
set forth in the Liquidation Plan
adopted by the Board of Trustees of
the Trust.

AFFIRMATIVE	 	2,685,034
AGAINST 		12,477
ABSTAIN		10,167